ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

October 4, 2022

Via Edgar

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versus Systems Inc. Amendment No. 2 to Form 20-F for the Year Ended December 31, 2021 Filed April 1, 2022 File No. 001-39885

Ladies and Gentlemen:

On behalf of our client, Versus Systems Inc., a British Columbian corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), and the rules promulgated thereunder, we have set out below with respect to the above-referenced Annual Report on Form 20-F (“Form 20-F”) of the Company, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2022, the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter dated October 3, 2022 (the “Comment Letter”). The Company has asked us to convey to the Staff the following response to the Staff’s comment regarding misstatement in the consolidated financial statements included in the Form 20-F of the Company’s accounting for its foreign exchange loss on non-monetary assets.

Form 20-F for the Year Ended December 31, 2021

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures, page 78

1.	We note your response to our prior comment. With regard to your disclosure controls and procedures, to the extent that you determined there were control deficiencies that lead to the misstatement, describe in reasonable detail the control(s) that failed and how you evaluated the severity of each identified control failure for each period it existed. Include in your analysis a description of the maximum potential amount or total amount of transactions exposed to the deficiency and explain how you made that determination.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it reconsidered its internal controls over financial reporting and disclosure controls and procedures in light of the error and determined them to be effective. In response to the misstatement, the Company notes the review control over the preparation of the translation of non-monetary assets did not operate effectively for the year ended December 31, 2021. The deficiency in the review control resulted from the inaccurate application of IFRS in preparing and reviewing the foreign exchange translation for the year ended, rather than a failure of internal controls designed to ensure that information required to be disclosed was accurately reported to management. For this reason, the Company does not believe that it is necessary to revise its prior disclosures regarding the effectiveness of its internal controls over financial reporting and disclosure controls and procedures.

Securities and Exchange Commission
October 4, 2022

The Company reassessed the reasonable possibility that a material misstatement could have occurred using the guidance put forth in Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Release Nos. 33-8810; 34-55929; FR-77; File No. S7-24-06). The guidance describes risk factors that affect whether there is a reasonable possibility that a deficiency, or a combination of deficiencies, will result in a misstatement of a financial statement amount or disclosure. These factors include, but are not limited to, the following:

●	The nature of the financial reporting elements involved (for example, suspense accounts and related party transactions involve greater risk)

The Company determined that only the translation of non-monetary accounts was impacted by the deficiency. The Company does not believe that the nature of the translation involves greater risk as the error was a classification error and had no overall impact on its consolidated comprehensive loss for the year then ended.

●	The susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk)

The Company determined there were no indications of fraud by any party in the preparation or review of the translation and that the translation was not susceptible to fraud since it did not impact the debt covenant requirements, the financial measures used by analysts that follow the Company, nor the determination of management’s compensation.

●	The subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk)

The preparation of the foreign exchange translation does not require subjectivity or judgment as it is a calculation utilizing amounts previously recorded in the general ledger. As the error primarily related to the historical equity balances translated during the year, the impact is known and not an estimate, nor requires judgment.

●	The interaction or relationship of the control with other controls, including whether they are interdependent or redundant

The foreign exchange translation is prepared quarterly and was related to the recent change in functional currency. The deficiency in the review control over the translation did not affect the ability of the other controls to operate effectively.

●	The interaction of the deficiencies (that is, when evaluating a combination of two or more deficiencies, whether the deficiencies could affect the same financial statement amounts or disclosures)

The identified deficiency relates solely to the preparation and review of the foreign exchange translation.

Securities and Exchange Commission
October 4, 2022

●	The possible future consequences of the deficiency.

The possible future consequences are limited given that the deficiency is limited to the foreign exchange translation.

Factors that affect the magnitude of the misstatement that might result from a deficiency or deficiencies in internal control over financial reporting include, but are not limited to, the following:

●	The financial statement amounts or total of transactions exposed to the deficiency

The deficiency relates only to the preparation and review of the foreign exchange translation. The Company previously reported a $1 million foreign exchange loss, which was the maximum amount exposed to the deficiency. In its previous analysis, the Company determined that $0.854 million should have been recorded in other comprehensive loss rather than foreign exchange loss.

●	The volume of activity in the account balance or class of transactions exposed to the deficiency that has occurred in the current period or that is expected in future periods

The events that underlie the errors have been identified and corrected related to the preparation and review of the foreign exchange translation. As the Company does not anticipate changing its functional currency in the near future, a similar translation is not expected to occur in future periods.

The Company’s reassessment of the control also followed the considerations outlined in Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 to evaluate the severity of a control deficiency. The Company’s consideration of the indicators of material weaknesses in internal control over financial reporting, as presented in the guidance, is presented below.

●	Identification of fraud, whether or not material, on the part of senior management

There were no indications of fraud by any party in the preparation of the foreign exchange translation.

●	Restatement of previously issued financial statements to reflect the correction of a material misstatement

As noted in our September 26th letter, the Company does not believe the error was material and the Company did not restate its consolidated financial statements.

●	Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company’s internal control over financial reporting

The Company’s auditors did not identify a material misstatement.

●	Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee

The Company’s analysis did not indicate that the Audit Committee oversight was ineffective.

In connection with the Company’s reassessment, the Company analyzed the failure of the control related to the foreign exchange translation of its non-monetary account balances and determined it to be a control deficiency. The Company determined that the potential impact from the failure of the control was limited to the presentation on the Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2021. As a result, the Company does not believe it needs to amend its disclosures included in Item 15. Controls and Procedures, A. Disclosure Controls and Procedures of the Form 20-F.

* * *

Securities and Exchange Commission
October 4, 2022

The Company would greatly appreciate the Staff’s review of the Company’s response set forth above as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Craig Finster
Versus Systems Inc.